Exemption No. 82-4163

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

02 SEP -5 AM 9:29

COPY

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

August 27, 2002

VIA TELECOPIER AND ORDINARY MAIL
(416) 593-8252

SUPPL

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario M5H 3S8

Attention: Continuous Disclosure

Dear Sirs:

RE: Outlook Resources Inc. ("Outlook")
File No. 1006-D-23

In accordance with subsection 72(5)(b) of the Securities Act (Ontario), R.S.O. 1990 c.S.5, as amended, (the "Act"), I hereby give notice that on August 28, 2002, 160,000 common shares at $0.10 per share and 16,000 warrants exercisable until August 28, 2002 to acquire common shares at $0.15 per share of Outlook Resources Inc.("Outlook") were issued to each of **Tyler Fink,** 363 Jeremys Crescent, Mount Forest, Ontario, N0G 2L3 and **Steve Ernewein**, RR#3, Walkerton, Ontario, N0G 2V0 and 160,000 common shares at $0.10 per share and 16,000 warrants exercisable until October 17, 2002 to acquire common shares at $0.15 per share of Outlook were issued to **John Padfield**, 130 Marshall Street, Waterloo, Ontario, N2J 2T7 pursuant to section 72(1)(f)(iii) of the Act on the conversion of three (3) $16,000 Convertible Debentures.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

cc: TSX Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**

F:\WPDOC\STOCKOPT\SOX\Outlook\TF,SE Aug28 Convertible Debenture.wpd

9/18

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

Exemption No. 82-4163

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

COPY

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

August 27, 2002

VIA TELECOPIER AND ORDINARY MAIL
(416) 593-8252

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario M5H 3S8

Attention: Continuous Disclosure

Dear Sirs:

RE: Outlook Resources Inc. ("Outlook")
File No. 1006-D-23

In accordance with subsection 72(5)(b) of the Securities Act (Ontario), R.S.O. 1990 c.S.5, as amended, (the "Act"), I hereby give notice that on August 28, 2002, 160,000 common shares at $0.10 per share and 16,000 warrants exercisable until August 28, 2002 to acquire common shares at $0.15 per share of Outlook Resources Inc.("Outlook") were issued to each of **Tyler Fink,** 363 Jeremys Crescent, Mount Forest, Ontario, N0G 2L3 and **Steve Ernewein**, RR#3, Walkerton, Ontario, N0G 2V0 and 160,000 common shares at $0.10 per share and 16,000 warrants exercisable until October 17, 2002 to acquire common shares at $0.15 per share of Outlook were issued to **John Padfield**, 130 Marshall Street, Waterloo, Ontario, N2J 2T7 pursuant to section 72(1)(f)(iii) of the Act on the conversion of three (3) $16,000 Convertible Debentures.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

cc: TSX Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**

F:\WPDOC\STOCKOPT\SOX\Outlook\TF,SE Aug28 Convertible Debenture.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2